Mail Stop 0306

      December 22, 2004


Via U.S. Mail

Mr. Lewis Chew
Chief Financial Officer
2900 Semiconductor Drive
P.O. Box 58090
Santa Clara, California 95052


	RE:	National Semiconductor Corporation
		Form 10-K for the fiscal year ended May 30, 2004
		Form 8-K filed December 9, 2004
		File No. 1-06453

Dear Mr. Chew:

     We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K as of May 30, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates

1. Please supplementally tell us why you have not included stock compensation issues and the related stock valuations as a critical accounting policy.


Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition

2. We note your programs with your distributors involving pricing adjustments based on resales, scrap allowances and volume incentives.
Please tell us and disclose in future filings the nature of each of these programs. Tell us and disclose in future filings how you account for any measure the accruals for these programs and tell us why. Address why you believe that the amount of your sales is fixed and determinable when you provide pricing adjustments based on resales. Supplementally provide us with a rollforward schedule, on a gross basis for each of these reserves for each period presented in your financial statements and through the latest interim period. Has your actual history of credit and allowances for each period been consistent with the reserves provided? Please explain the basis for your response.
3. SAB Topic 13.A includes four criteria for when revenue generally is realized or realizable and earned, including persuasive evidence of an arrangement. While you list the other three criteria in your revenue recognition policy, you do not state that you require persuasive evidence of an arrangement before recognizing revenue? Please tell us why your policy complies with GAAP and revise your disclosure in future filings to explain.
4. We note in your business section (marketing and sales) that you provide technical support to customers. Please supplementally and in future filings address how you account for this support service and how you comply with EITF 00-21.
5. Please tell us and revise future filings to disclose the nature of the return rights granted to customers resulting in reserves of $151.3 million, $174.9 million, and $207.6 million in fiscal 2002, 2003, and 2004. Tell us and disclose in future filings how you measure the amount of the accrual each period. Due to the significance of the amount accrued (9.2%, 9.5% and 9.4% of gross sales in 2002, 2003, and 2004) your discussion should be sufficiently detailed. Has your actual return history for each period been consistent with the reserves provided? Please explain the basis for your response.

Non-marketable Investments
6. In future filings, please provide the disclosures required by APB
18, paragraph 20 or tell us why you are not required to do so.


Note 3. Cost Reduction Programs and Restructuring of Operations

7. In future filings, please expand your tabular presentation of expenses to reflect charges during the year as well as offsetting items to the expense such as releases of estimates no longer considered necessary. The presentation should be a supplement to the narrative and clearly illustrate the charges taken for each type of expense and what was removed from the expense for each fiscal year presented and for each separate plan. The charge for each year should clearly match the expense on the statement of operations. Each year of expenses should be presented and reconciled to the statement of operations in this manner until the restructuring plan is completed. Refer to SFAS 146, paragraph 20(b).
8. In a related matter please disclose in future filings the estimated costs to complete the restructuring plans and the progress to date and expected completion date. Refer to SFAS 146, paragraph
20(b).
9. Please supplementally tell us why you released $3.9 million during
2004 from a total charge of $24.8 million. What occurred to cause such a significant changes in this estimate?
10. We note that on the statement of operations your restructuring charges are reflected in "Special Items." In future filings, please revise to provide captions that are descriptive of the significant components of that item.


Note 5, Consolidated Financial Statement Details

11. Please supplementally provide further detail of the amounts recorded in "Other income (expense), net" for fiscal years 2004 and
2003. The title "Net gain (loss) on marketable and other investments, net" implies that the gains and losses on both available for sale and equity method investments are included in this balance.
If so, please state separately in future filings. In your response, specifically address where the $11.6 million gain from note 2 is reflected in 2003 (for available for sale securities) as well as the
$11.6 million impairment loss in 2003 for non-marketable investments.
Please provide specific detail for all other income/expense categories and which investment (available for sale, equity method, non-marketable) the income or expense is in relation to.

Note 6, Goodwill and Intangible Assets

12. We see your $13.8 million impairment of technology licenses due to technology that is no longer utilized by the company. Please supplementally tell us if the $13.8 million was the total value of the license written off or if further amounts remain on the balance sheet. If you still have a balance related to this license please explain why if the technology is no longer used and what charges you expect to incur in the future. In a related matter, if the impairment occurred due to technology that was no longer in service, what effect did this have on your inventory? Do you have physical inventory developed from this technology that is now obsolete? Please advise.

Note 7, Asset Retirement Obligations

13. Please tell us and disclose in future filings the nature of your asset retirement obligations with respect to manufacturing facilities. Explain to us in further detail why you do not have the ability to estimate the fair value of your liability as defined in SFAS 143, paragraphs 3 - 10.


Note 9, Income Taxes

14. Supplementally and in future filings, please disclose the nature and amount of any significant item included in your "reserves and accruals" item in your reconciliation of deferred tax assets.
15. We note your disclosure of $22.1 million of U.S. net operating losses, $215.9 million of state net operating losses, $176.8 million of U.S. credit carryovers, $98.9 million of state credit carryovers and non-U.S. NOLs and tax credits of $365.6 million. Please supplementally reconcile these amounts to what is disclosed in the reconciliation of deferred tax assets.






Note 10, Shareholders` Equity

16. We see that you had an "outstanding advance" with a financial institution to repurchase shares of your common stock at a fixed price. Please tell us and disclose in future filings the significant terms of the agreement. Tell us and disclose in future filings how you accounted for this agreement and supplementally cite the accounting literature you relied upon.


Note 14, Segment and Geographic Information

17. Please supplementally provide us with the following:

(A) A list of explanation of the organization and scope of the financial information reviewed by your CODM.
(B) A list of identified operating segments. Please note that we are referring to identified and not reportable operating segments.
(C) An explanation of which of your identified operating segments are aggregated, including the reasons for the aggregation and why the aggregation complies with paragraph 17 of SFAS 131. That is, explain why the aggregation is consistent with the objective and basic principles of SFAS 131, why the segments have similar economic characteristics, and why they meet each of the specified criteria. Your response should address how you analyzed whether or not the segments have similar economic characteristics and quantify the measures you reviewed in making that determination.
(D) Explain how you measured the identified segments, as revised for aggregation, against the quantitative thresholds to determine if they are reportable segments. Specifically address paragraph 18(c) of SFAS
131. We note that you present the majority of your segment assets in the "all others" category. Tell us why the majority of the assets is allocated to this category, considering the majority of the revenues are attributable to the analog segment.
(E) After you identified your reportable segments based on the threshold criteria, explain whether and how you aggregated segments that do not meet the quantitative thresholds. Were a majority of the aggregation criteria met?

18. Please report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, then please disclose that fact. See paragraph 37 of SFAS 131.

19. In future filings, please provide disclosures about major customers or tell us why you are not required to do so. We note in your business section under "Customers" that you have two large distributors that accounted for 10% or more of your sales. Refer to
SFAS 131, paragraph 39.


Form 8-K filed December 9, 2004

20. We note your disclosure of non-GAAP information "Net income excluding special gain and tax benefit in fiscal 2005 and special charges in fiscal 2004" and the related non-GAAP basic and fully diluted earnings per share amounts. The adjustments presented to net income to arrive at the non-GAAP income, $7.0 million in 2004 and $5.3 million in 2003 are not specifically identified and explained.
Your reconciliation should clearly present the non-GAAP item reconciled to the closest GAAP measure and the adjustments should be specifically identified and explained. In addition, you should present a reconciliation for each non-GAAP measure. Please revise future filings to comply. Also, your explanation of the reasons for the presentation of non-GAAP items should address all non-GAAP items presented.


*    *    *    *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Daniel Gordon, Accounting Branch Chief, at
(202) 942-2813.


							Sincerely,



							Kate Tillan
							Reviewing Accountant
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Mr. Lewis Chew
Chief Financial Officer
National Semiconductor Corporation
December 22, 2004
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